Management’s Discussion and Analysis
for the three months ended June 30, 2023

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 2024

(amounts in millions, except per share amounts, ROCE and book-to-sales ratio)		Q1-2024	Q1-2023	Variance $	Variance %
Performance
Revenue		$1,054.4	$933.3	$121.1	13%
Operating income		$130.1	$39.4	$90.7	230%
Adjusted segment operating income[1]		$145.1	$60.9	$84.2	138%
Net income attributable to equity holders of the Company		$65.3	$1.7	$63.6	3,741%
Basic earnings per share (EPS)		$0.21	$0.01	$0.20	2,000%
Diluted EPS		$0.20	$0.01	$0.19	1,900%
Adjusted EPS[1]		$0.24	$0.06	$0.18	300%
Net cash used in operating activities		$(49.3)	$(162.6)	$113.3	70%
Free cash flow[1]		$(104.9)	$(182.4)	$77.5	42%
Liquidity and Capital Structure
Capital employed[1]		$7,748.0	$7,180.0	$568.0	8%
Adjusted return on capital employed (ROCE)[1]	%	6.6%	5.2
Total debt		$3,319.2	$3,231.9	$87.3	3%
Net debt[1]		$3,166.4	$3,025.9	$140.5	5%
Growth
Adjusted order intake[1]		$1,010.3	$1,049.1	$(38.8)	(4%)
Adjusted backlog[1]		$11,183.5	$10,025.6	$1,157.9	12%
Book-to-sales ratio[1]		0.96	1.12
Book-to-sales ratio for the last 12 months		1.16	1.30

KEY HIGHLIGHTS AND EVENTS
–In June 2023, we completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028. The net proceeds were used to repay certain indebtedness outstanding under the revolving facility and for general corporate purposes;
–Subsequent to the end of the quarter, SkyAlyne, a partnership between CAE and KF Aerospace, was identified as the preferred bidder to manage the Future Aircrew Training (FAcT) Program for the Royal Canadian Air Force. The FAcT contract will cover all aspects of the required training and in-service support to train Canadian military pilots, Air Combat Systems Officers and Airborne Electronic Sensor Operators. This contract is anticipated to be awarded in calendar 2024 and represents a multi-billion-dollar training opportunity, spanning the next quarter century.

1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2024 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2024 mean the fiscal year ending March 31, 2024;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2023;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of August 9, 2023. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2023 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2023. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2024. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our annual MD&A for the year ended March 31, 2023 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-IFRS and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

2 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Return on capital employed (ROCE) and adjusted ROCE;
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 9.1 “Non-IFRS and other financial measure definitions" of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 9.1 “Non-IFRS and other financial measure definitions" for references where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAE First Quarter Report 2024 I 3

Management’s Discussion and Analysis

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, strategic risks, such as cybersecurity, geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts and our continued reliance on certain parties and information; talent risks, such as talent management, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in our 2023 financial report. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

4 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre) acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3H MT and AirCentre, and the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest‑fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4      Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Revolutionizing training and critical operations;
–Technology and market leadership;
–Skills and culture.

For further details, refer to Section 3.4 “Our Strategy” of CAE’s MD&A for the year ended March 31, 2023 available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

CAE First Quarter Report 2024 I 5

Management’s Discussion and Analysis

3.5      Our operations

Our operations are managed through three segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–Defense and Security – We are a platform-independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–Healthcare – We offer healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators. The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

There have been no significant changes to our operations since the end of fiscal 2023. For further details, refer to Section 3.5 “Our Operations” of CAE’s MD&A for the year ended March 31, 2023 available on our website (www.cae.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2023	2023	(decrease)
U.S. dollar (US$ or USD)	1.32	1.35	(2%)
Euro (€ or EUR)	1.44	1.47	(2%)
British pound (£ or GBP)	1.68	1.67	1%

We used the average quarterly foreign exchange rates below to value our revenues and expenses throughout the following periods:

	June 30	June 30	Increase /
	2023	2022	(decrease)
U.S. dollar (US$ or USD)	1.34	1.28	5%
Euro (€ or EUR)	1.46	1.36	7%
British pound (£ or GBP)	1.68	1.61	4%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $38.3 million and an increase in net income of $4.9 million when compared to the first quarter of fiscal 2023. We calculated this by translating the current quarter foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9 "Business Risk and Uncertainty" in our MD&A for the year ended March 31, 2023.
6 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
5.     CONSOLIDATED RESULTS
5.1       Results from operations – first quarter of fiscal 2024

(amounts in millions, except per share amounts)		Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Revenue		$1,054.4	1,256.5	1,020.3	993.2	933.3
Cost of sales		$748.5	894.7	722.3	719.6	700.4
Gross profit		$305.9	361.8	298.0	273.6	232.9
As a % of revenue[2]	%	29.0	28.8	29.2	27.5	25.0
Research and development expenses		$39.1	40.0	30.2	32.2	40.7
Selling, general and administrative expenses		$139.7	149.7	138.1	128.0	145.1
Other (gains) and losses		$(1.4)	(10.5)	(6.7)	(3.2)	(2.4)
After-tax share in profit of equity accounted investees		$(16.6)	(19.3)	(14.4)	(8.1)	(11.4)
Restructuring, integration and acquisition costs		$15.0	15.3	4.9	22.6	21.5
Operating income		$130.1	186.6	145.9	102.1	39.4
As a % of revenue[2]	%	12.3	14.9	14.3	10.3	4.2
Finance expense – net		$54.1	51.4	48.8	41.3	36.2
Earnings before income taxes		$76.0	135.2	97.1	60.8	3.2
Income tax expense (recovery)		$8.2	33.3	17.1	14.5	(0.5)
As a % of earnings before income taxes
(effective tax rate)%		11	25	18	24	(16)
Net income		$67.8	101.9	80.0	46.3	3.7
Attributable to:
Equity holders of the Company		$65.3	98.4	78.1	44.5	1.7
Non-controlling interests		$2.5	3.5	1.9	1.8	2.0
		$67.8	101.9	80.0	46.3	3.7
EPS attributable to equity holders of the Company
Basic		$0.21	0.31	0.25	0.14	0.01
Diluted		$0.20	0.31	0.25	0.14	0.01

Adjusted segment operating income[2]		$145.1	201.9	160.6	124.7	60.9
Adjusted net income[2]		$76.8	110.9	89.2	61.5	17.6
Adjusted EPS[2]		$0.24	0.35	0.28	0.19	0.06

Revenue was 13% higher compared to the first quarter of fiscal 2023
Revenue was $1,054.4 million this quarter, $121.1 million or 13% higher compared to the first quarter of fiscal 2023.

Revenue variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2023	2022	Variance $	Variance %
Civil Aviation	$540.3	$480.4	$59.9	12%
Defense and Security	471.7	413.3	58.4	14%
Healthcare	42.4	39.6	2.8	7%
Revenue	$1,054.4	$933.3	$121.1	13%

You will find more details in Section 6 "Results by segment" of this MD&A.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2024 I 7

Management’s Discussion and Analysis

Gross profit was 31% higher compared to the first quarter of fiscal 2023
Gross profit was $305.9 million this quarter (29.0% of revenue) compared to $232.9 million (25.0% of revenue) in the first quarter of fiscal 2023. The increase in gross profit compared to the first quarter of fiscal 2023 was mainly due to higher revenue recognized during the period. The higher consolidated gross profit margin this quarter was mainly due to a more favorable sales mix on Civil training services, higher utilization and increased volume from recently deployed simulators in our Civil network, and the increased contribution from aircraft flight operations solutions. The higher gross profit margin was also due to the unfavourable contract profit adjustments recorded in Defense and Security in the first quarter of fiscal 2023.

Operating income was 230% higher compared to the first quarter of fiscal 2023
Operating income this quarter was $130.1 million (12.3% of revenue), compared to $39.4 million (4.2% of revenue) in the first quarter of fiscal 2023.

Operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2023	2022	Variance $	Variance %
Civil Aviation	$105.6	$75.4	$30.2	40%
Defense and Security	22.7	(30.3)	53.0	175%
Healthcare	1.8	(5.7)	7.5	132%
Operating income	$130.1	$39.4	$90.7	230%

You will find more details in Section 6 "Results by segment" of this MD&A.

Adjusted segment operating income was 138% higher compared to the first quarter of fiscal 2023
Adjusted segment operating income was $145.1 million this quarter (13.8% of revenue), compared to $60.9 million (6.5% of revenue) in the first quarter of fiscal 2023.

Adjusted segment operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2023	2022	Variance $	Variance %
Civil Aviation	$119.0	$86.6	$32.4	37%
Defense and Security	24.3	(21.2)	45.5	215%
Healthcare	1.8	(4.5)	6.3	140%
Adjusted segment operating income	$145.1	$60.9	$84.2	138%

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was 49% higher compared to the first quarter of fiscal 2023
The increase was mainly due to higher finance expense on long-term debt primarily from an increase in variable interest rates and an interest expense in the amount of $3.2 million as a result of the tax court decision, in the first quarter of fiscal 2024, in connection with the Strategic Aerospace and Defence Initiative (SADI) program.

The interest expense from the SADI tax court decision did not result in a significant impact to net income, as it was offset by the income tax benefit recorded in relation to the same matter.

We are incurring higher finance expense, commensurate with central bank monetary tightening policies.

Effective tax rate was 11% this quarter
Income tax expense this quarter amounted to $8.2 million, representing an effective tax rate of 11%, compared to an effective tax rate of negative 16% for the first quarter of fiscal 2023. The adjusted effective income tax rate3 on our adjusted net income was 13% this quarter compared to 21% in the first quarter of fiscal 2023. The decrease in the adjusted effective tax rate was mainly attributable to an income tax benefit resulting from the tax court decision, in the first quarter of fiscal 2024, in connection with the SADI program and the mix of income from various jurisdictions.

The income tax benefit resulting from the SADI tax court decision did not result in a significant impact to net income, as it was offset by the interest expense in the amount of $3.2 million recorded in relation to the same matter.

3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
8 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
5.2       Restructuring, integration and acquisition costs

	Three months ended
	June 30
(amounts in millions)	2023	2022
Integration and acquisition costs	$15.0	$16.7
Impairment of non-financial assets - net	—	2.3
Other costs	—	2.5
Total restructuring, integration and acquisition costs	$15.0	$21.5

For the three months ended June 30, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of AirCentre amounted to $12.9 million (2022 – $6.4 million) and those related to the fiscal 2022 acquisition of L3H MT amounted to $1.3 million (2022 – $9.5 million).

5.3       Consolidated adjusted order intake and adjusted backlog

Adjusted backlog4 up 4% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2023
Obligated backlog, beginning of period	$8,961.9
'+ adjusted order intake[4]	1,010.3
- revenue	(1,054.4)
+ / - adjustments	(156.5)
Obligated backlog, end of period	$8,761.3
Joint venture backlog (all obligated)	261.6
Unfunded backlog and options	2,160.6
Adjusted backlog	$11,183.5

Adjustments this quarter were mainly due to foreign exchange movements and the cancellation of an order.

The book-to-sales ratio4 for the quarter was 0.96x. The ratio for the last 12 months was 1.16x.

This quarter, $779.0 million was added to the unfunded backlog and $116.7 million was transferred to obligated backlog.

You will find more details in Section 6 "Results by segment" of this MD&A.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2024 I 9

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation;
–Defense and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FIRST QUARTER OF FISCAL 2024

CONTRACT AWARDS
Civil Aviation obtained contracts this quarter expected to generate revenues of $730.2 million including contracts for 22 full-flight simulators (FFSs) sold in the quarter.

Notable contract awards for the quarter included:
–A 10-year commercial training agreement extension with Air Europa;
–A 7-year next-gen flight operations solutions agreement extension with Saudia;
–A 1-year business aviation training agreement with Bristow Taxi Aereo S.A.;
–A 3-year business aviation training agreement with Koch Capabilities, LLC.

FINANCIAL RESULTS
(amounts in millions)		Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Revenue		$540.3	661.4	517.4	507.2	480.4
Operating income		$105.6	149.3	117.2	88.4	75.4
Adjusted segment operating income		$119.0	162.9	131.4	104.4	86.6
As a % of revenue[5]	%	22.0	24.6	25.4	20.6	18.0
Depreciation and amortization		$66.2	64.0	63.5	57.4	58.5
Property, plant and equipment expenditures		$64.4	49.5	58.4	64.6	68.1
Intangible asset expenditures		$31.8	24.8	22.1	26.0	15.7
Capital employed[5]		$4,710.9	4,710.4	4,673.3	4,520.8	4,363.9
Adjusted backlog		$5,764.8	5,730.8	5,647.6	5,457.1	4,993.2

Supplementary non-financial information
Simulator equivalent unit		268	265	263	252	250
FFSs in CAE's network		327	324	323	315	318
Utilization rate	%	77	78	73	66	71
FFS deliveries		6	17	9	10	10

Revenue up 12% compared to the first quarter of fiscal 2023
The increase in revenue compared to the first quarter of fiscal 2023 was mainly due to a more favorable sales mix on training services, higher utilization and increased volume from recently deployed simulators in our network, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by lower revenue recognized from simulator sales, driven by lower deliveries.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
10 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
Operating income up 40% compared to the first quarter of fiscal 2023
Operating income was $105.6 million (19.5% of revenue) this quarter, compared to $75.4 million (15.7% of revenue) in the first quarter of fiscal 2023. This quarter’s operating income included restructuring, integration and acquisition costs of $13.4 million compared to $11.2 million in the first quarter of fiscal 2023.

The increase compared to the first quarter of fiscal 2023 was mainly due to a more favorable sales mix on training services, higher utilization and increased volume from recently deployed simulators in our network and the increased contribution from aircraft flight operations solutions. The increase was partially offset by a lower contribution from simulator sales, driven by lower deliveries, and higher restructuring, integration and acquisition costs.

Adjusted segment operating income up 37% compared to the first quarter of fiscal 2023
Adjusted segment operating income was $119.0 million (22.0% of revenue) this quarter, compared to $86.6 million (18.0% of revenue) in the first quarter of fiscal 2023.

The increase compared to the first quarter of fiscal 2023 was mainly due to a more favorable sales mix on training services, higher utilization and increased volume from recently deployed simulators in our network and the increased contribution from aircraft flight operations solutions. The increase was partially offset by a lower contribution from simulator sales, driven by lower deliveries.

Property, plant and equipment expenditures at $64.4 million this quarter
Growth capital expenditures were $42.3 million for the quarter and maintenance capital expenditures were $22.1 million.

Capital employed was stable compared to last quarter
A higher investment in non-cash working capital, higher property, plant and equipment expenditures and a higher investment in equity accounted investees were offset by movements in foreign exchange rates.

Adjusted backlog up 1% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2023
Obligated backlog, beginning of period	$5,555.2
+ adjusted order intake	730.2
- revenue	(540.3)
+ / - adjustments	(119.0)
Obligated backlog, end of period	$5,626.1
Joint venture backlog (all obligated)	138.7
Adjusted backlog	$5,764.8

Adjustments this quarter were mainly due to foreign exchange movements and the cancellation of an order.

This quarter's book-to-sales ratio was 1.35x. The ratio for the last 12 months was 1.36x.

6.2       Defense and Security

FIRST QUARTER OF FISCAL 2024

CONTRACT AWARDS
Defense and Security was awarded $237.7 million in orders this quarter, and unfunded contracts in the quarter valued at $779.0 million. Notable contract awards include:
–General Dynamics Information Technology to support Flight School Training Support Services at Fort Novosel, Alabama with training and simulation solutions for initial entry-level and graduate-level rotary wing flight training. Under the terms of the 12-year contract, CAE will build and operate CAE-owned full-flight simulators for the CH-47F and UH-60M platforms to meet the U.S. Army Aviation Center of Excellence’s rotary wing simulation services requirements;
–The U.S. Air Force (USAF) to provide Rotary Wing, Introductory Flight Training at the CAE Dothan Training Centre in Dothan, Alabama. The program extends through 2033 and supports all initial USAF rotary-wing air, ground and simulation training;
–The Commonwealth of Australia to continue supporting their Australian Defence Force ASIST program;
–The USAF for the continuation of KC-135 training system support;
–The United States Special Operations Command for an option year in support of the Mission Command System Common Operational Picture program;
–The U.S. Army to finalize the development of the Soldier Virtual Trainer prototype to include Weapons Skills Development, the SVT Core computational system, and Intelligent Tutor.

CAE First Quarter Report 2024 I 11

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions)		Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Revenue		$471.7	536.0	452.5	442.4	413.3
Operating income (loss)		$22.7	29.0	24.9	12.1	(30.3)
Adjusted segment operating income (loss)		$24.3	30.5	25.4	18.4	(21.2)
As a % of revenue	%	5.2	5.7	5.6	4.2	—
Depreciation and amortization		$23.6	23.2	21.7	21.0	20.9
Property, plant and equipment expenditures		$25.8	11.9	4.8	3.5	5.2
Intangible asset expenditures		$6.5	9.4	5.6	6.4	6.8
Capital employed		$2,698.6	2,565.0	2,514.5	2,641.2	2,528.4
Adjusted backlog		$5,418.7	5,065.6	5,147.5	5,180.8	5,032.4

Revenue up 14% compared to the first quarter of fiscal 2023
The increase in revenue compared to the first quarter of fiscal 2023 was mainly due to a higher level of activity on our North American and Australasian programs and to the foreign exchange impact on the translation of our foreign operations.

Operating income increased 53.0 million compared to the first quarter of fiscal 2023
Operating income was $22.7 million (4.8% of revenue) this quarter, compared to an operating loss of $30.3 million in the first quarter of fiscal 2023. This quarter’s operating income included restructuring, integration and acquisition costs of $1.6 million compared to $9.1 million in the first quarter of fiscal 2023.

The increase was mainly due to higher profitability on our North American programs compared to the first quarter of fiscal 2023, which included the impact of the unfavourable contract profit adjustments on two U.S programs in the first quarter of fiscal 2023, as well as from lower restructuring, integration and acquisition costs and lower selling, general and administrative expenses.

Adjusted segment operating income increased by $45.5 million compared to the first quarter of fiscal 2023
Adjusted segment operating income was $24.3 million (5.2% of revenue) this quarter, compared to an adjusted segment operating loss of $21.2 million in the first quarter of fiscal 2023.

The increase was mainly due to higher profitability on our North American programs compared to the first quarter of fiscal 2023, which included the impact of the unfavourable contract profit adjustments on two U.S programs in the first quarter of fiscal 2023, and lower selling, general and administrative expenses.

Property, plant and equipment expenditures at $25.8 million this quarter
Growth capital expenditures were $12.4 million for the quarter and maintenance capital expenditures were $13.4 million.

Capital employed increased by $133.6 million compared to last quarter
The increase compared to last quarter was mainly due to a higher investment in non-cash working capital, partially offset by movements in foreign exchange rates. The increase in non-cash working capital was primarily due to lower accounts payable and accrued liabilities, higher accounts receivable and lower contract liabilities.

Adjusted backlog up 7% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2023
Obligated backlog, beginning of period	$3,406.7
+ adjusted order intake	237.7
- revenue	(471.7)
+ / - adjustments	(37.5)
Obligated backlog, end of period	$3,135.2
Joint venture backlog (all obligated)	122.9
Unfunded backlog and options	2,160.6
Adjusted backlog	$5,418.7

Adjustments this quarter were mainly due to foreign exchange movements.

This quarter's book-to-sales ratio was 0.50x. The ratio for the last 12 months was 0.94x.

This quarter, $779.0 million was added to the unfunded backlog and $116.7 million was transferred to obligated backlog.

12 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
6.3       Healthcare

FIRST QUARTER OF FISCAL 2024

CONTRACT AWARDS
Notable contract awards for the quarter included:
–Belmont University for our CAE LearningSpace centre management solution for the Thomas F. Frist, Jr. College of Medicine in Nashville, Tennessee;
–Abbott Laboratories to develop a training platform supporting a commercial pacemaker launch;
–A multi-product sale to a simulation lab in India spanning multiple disciplines, including prehospital, neonatology, pediatrics, obstetrics, gynecology and ultrasound procedures;
–The University of North Dakota for a multi-sim sale to outfit their Simulation in Motion mobile education system, based in Grand Forks, North Dakota.

FINANCIAL RESULTS
(amounts in millions)		Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Revenue		$42.4	59.1	50.4	43.6	39.6
Operating income (loss)		$1.8	8.3	3.8	1.6	(5.7)
Adjusted segment operating income (loss)		$1.8	8.5	3.8	1.9	(4.5)
As a % of revenue	%	4.2	14.4	7.5	4.4	—
Depreciation and amortization		$2.4	2.2	3.1	3.5	3.2
Property, plant and equipment expenditures		$0.4	1.5	0.2	0.5	0.6
Intangible asset expenditures		$1.4	2.3	1.9	2.5	2.9
Capital employed		$234.5	240.8	253.6	251.0	220.2

Revenue up 7% compared to the first quarter of fiscal 2023
The increase in revenue compared to the first quarter of fiscal 2023 was mainly due to increased sales of center management solutions, driven by growth in our CAE LearningSpace simulation platform.

Operating income increased 7.5 million compared to the first quarter of fiscal 2023
Operating income was $1.8 million (4.2% of revenue) this quarter, compared to an operating loss of $5.7 million in the first quarter of fiscal 2023. Last year's first quarter operating loss included restructuring, integration and acquisition costs of $1.2 million compared to nil this year.

The increase compared to the first quarter of fiscal 2023 was mainly due to higher revenue, as described above, improved gross margin, lower research and development costs and lower restructuring, integration and acquisition costs.

Adjusted segment operating income up $6.3 million compared to the first quarter of fiscal 2023
Adjusted segment operating income was $1.8 million (4.2% of revenue) this quarter, compared to an adjusted segment operating loss of $4.5 million in the first quarter of fiscal 2023.

The increase compared to the first quarter of fiscal 2023, was mainly due to higher revenue, as described above, improved gross margin and lower research and development costs.

Capital employed decreased by $6.3 million compared to last quarter
The decrease compared to last quarter was mainly due to lower accounts receivable and movements in foreign exchange rates partially offset by lower accounts payable and accrued liabilities and higher inventories.

CAE First Quarter Report 2024 I 13

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended
	June 30
(amounts in millions)	2023	2022
Cash provided by operating activities*	$130.4	$67.7
Changes in non-cash working capital	(179.7)	(230.3)
Net cash used in operating activities	$(49.3)	$(162.6)
Maintenance capital expenditures[6]	(35.7)	(16.9)
Change in ERP and other assets	(17.2)	(14.4)
Proceeds from the disposal of property, plant and equipment	3.4	4.0
Net (payments to) proceeds from equity accounted investees	(12.7)	1.1
Dividends received from equity accounted investees	6.6	6.4
Free cash flow[6]	$(104.9)	$(182.4)
Growth capital expenditures[6]	(54.9)	(57.0)
Capitalized development costs	(22.6)	(16.0)
Net proceeds from the issuance of common shares	3.4	11.5
Effect of foreign exchange rate changes on cash and cash equivalents	(3.8)	(2.5)
Net change in cash before proceeds and repayment of long-term debt	$(182.8)	$(246.4)
* before changes in non-cash working capital

Net cash from operating activities was negative $49.3 million this quarter
Net cash from operating activities was $113.3 million higher compared to the first quarter of fiscal 2023. The increase was mainly due to higher net income from operating activities and a lower investment in non-cash working capital.

Free cash flow was negative $104.9 million this quarter
Free cash flow was $77.5 million higher compared to the first quarter of fiscal 2023. The increase was mainly due to higher cash provided by operating activities and a lower investment in non-cash working capital, partially offset by higher maintenance capital expenditures and higher payments to equity accounted investees.

Property, plant and equipment expenditures were $90.6 million this quarter
Total property, plant and equipment expenditures were $90.6 million this quarter. Growth capital expenditures were $54.9 million this quarter and maintenance capital expenditures were $35.7 million this quarter.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
14 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2023	2023
Use of capital:
Current assets	$2,211.5	$2,235.0
Less: cash and cash equivalents	(152.8)	(217.6)
Current liabilities	(2,143.3)	(2,246.7)
Less: current portion of long-term debt	208.0	214.6
Non-cash working capital[7]	$123.4	$(14.7)
Property, plant and equipment	2,394.3	2,387.1
Intangible assets	3,986.2	4,050.8
Other long-term assets	1,728.1	1,763.6
Other long-term liabilities	(484.0)	(565.4)
Capital employed	$7,748.0	$7,621.4
Source of capital[7]:
Current portion of long-term debt	$208.0	$214.6
Long-term debt	3,111.2	3,035.5
Less: cash and cash equivalents	(152.8)	(217.6)
Net debt[7]	$3,166.4	$3,032.5
Equity attributable to equity holders of the Company	4,499.2	4,507.7
Non-controlling interests	82.4	81.2
Capital employed	$7,748.0	$7,621.4

Capital employed increased by $126.6 million compared to last quarter
The increase was mainly due to higher non‑cash working capital and lower other long-term liabilities, partially offset by lower intangible assets and lower other long-term assets, as described below.

Return on capital employed (ROCE)7
ROCE was 5.9% this quarter, which compares to 3.3% in the first quarter of last year. Adjusted ROCE was 6.6% this quarter, which compares to 5.2% in the first quarter of last year and 5.7% last quarter.

Non-cash working capital increased by $138.1 million compared to last quarter
The increase was mainly due to lower accounts payable and accrued liabilities and higher inventories.

Intangible assets decreased by $64.6 million compared to last quarter
The decrease was mainly due to movements in foreign exchange rates.

Other long-term assets decreased by $35.5 million compared to last quarter
The decrease was mainly due to lower long-term investment tax credits.

Other long-term liabilities decreased by $81.4 million compared to last quarter
The decrease was mainly due to lower deferred tax liabilities and lower contract liabilities.

Total debt increased by $69.1 million compared to last quarter
The increase in total debt was mainly due to additional borrowings under the revolving credit facility, net of the repayment using the proceeds of the private offering of $400.0 million of unsecured senior notes. The increase was partially offset by movements in foreign exchange rates.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2024 I 15

Management’s Discussion and Analysis

Net debt increased by $133.9 million compared to last quarter

Three months ended
(amounts in millions)	June 30, 2023
Net debt, beginning of period	$3,032.5
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	182.8
Effect of foreign exchange rate changes on long-term debt	(58.7)
Non-cash lease liability movements	3.0
Other	6.8
Change in net debt during the period	$133.9
Net debt, end of period	$3,166.4

Liquidity measures	As at June 30	As at June 30
2023	2022
Net debt-to-capital[8]	%	40.9%	42.1
Net debt-to-EBITDA[8]	3.46	5.41
Net debt-to-adjusted EBITDA[8]	3.22	4.15

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This facility is renewed annually.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2023, we are compliant with all our financial covenants.

In June 2023, we completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual installments until maturity in June 2028. The net proceeds were used to repay certain indebtedness outstanding under the Revolving Facility and for general corporate purposes. Concurrently, we entered into fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. We have designated the swap agreements as a hedge of our net investments in U.S. entities against foreign currency fluctuations.

Pension obligations
In June 2023, we entered into an annuity purchase transaction in which the pension obligations associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer. This transaction reduces our future pension liability growth and the funding volatility risk.

Total equity was stable this quarter
Changes in other comprehensive income, mainly due to foreign currency translation adjustments, were offset by net income realized this quarter.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 318,106,703 common shares issued and outstanding as at June 30, 2023 with total share capital of $2,247.6 million. In addition, we had 6,072,681 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2023, we had a total of 318,135,978 common shares issued and outstanding and 6,023,391 options outstanding under the ESOP.

8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 9 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
16 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
9. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
9.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

CAE First Quarter Report 2024 I 17

Management’s Discussion and Analysis

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

18 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 9.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

CAE First Quarter Report 2024 I 19

Management’s Discussion and Analysis

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

9.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

9.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income (loss)

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended June 30	2023	2022	2023	2022	2023	2022	2023	2022
Operating income (loss)	$105.6	$75.4	$22.7	$(30.3)	$1.8	$(5.7)	$130.1	$39.4
Restructuring, integration and acquisition costs	13.4	11.2	1.6	9.1	—	1.2	15.0	21.5
Adjusted segment operating income (loss)	$119.0	$86.6	$24.3	$(21.2)	$1.8	$(4.5)	$145.1	$60.9

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2023	2022
Net income attributable to equity holders of the Company	$65.3	$1.7
Restructuring, integration and acquisition costs, after tax	11.5	15.9
Adjusted net income	$76.8	$17.6

Average number of shares outstanding (diluted)	318.8	318.2

Adjusted EPS	$0.24	$0.06

20 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
Calculation of adjusted effective tax rate

	Three months ended
	June 30
(amounts in millions, except effective tax rates)	2023	2022
Earnings before income taxes	$76.0	$3.2
Restructuring, integration and acquisition costs	15.0	21.5
Adjusted earnings before income taxes	$91.0	$24.7

Income tax expense (recovery)	8.2	(0.5)
Tax impact on restructuring, integration and acquisition costs	3.5	5.6
Adjusted income tax expense	$11.7	$5.1

Effective tax rate	11%	(16%)
Adjusted effective tax rate	13%	21%

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$564.7	$237.4
Depreciation and amortization	351.7	322.0
EBITDA	$916.4	$559.4
Restructuring, integration and acquisition costs	57.8	156.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$984.0	$729.0

Net debt	$3,166.4	$3,025.9

Net debt-to-EBITDA	3.46	5.41
Net debt-to-adjusted EBITDA	3.22	4.15

10.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amends IAS 12 - Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. This amendment to IAS 12 was adopted in the first quarter of fiscal 2024 and the exception has been applied retrospectively but no adjustments to previously reported figures were required.

Certain other amendments to accounting standards were applied for the first time on April 1, 2023, but did not have a significant impact on our consolidated interim financial statements.

CAE First Quarter Report 2024 I 21

Management’s Discussion and Analysis

11.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of June 30, 2023, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During the first quarter of fiscal 2024, our U.S. Defense and Security operations completed the initial phase of implementation of a new ERP system. Management employed appropriate procedures to ensure internal control over financial reporting were in place during and after the conversion.

22 I CAE First Quarter Report 2024

Management’s Discussion and Analysis
12.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2024
Revenue	$1,054.4	(1)	(1)	(1)	1,054.4
Net income	$67.8	(1)	(1)	(1)	67.8
Equity holders of the Company	$65.3	(1)	(1)	(1)	65.3
Non-controlling interests	$2.5	(1)	(1)	(1)	2.5
Basic EPS attributable to equity holders of the Company	$0.21	(1)	(1)	(1)	0.21
Diluted EPS attributable to equity holders of the Company	$0.20	(1)	(1)	(1)	0.20
Adjusted EPS	$0.24	(1)	(1)	(1)	0.24
Average number of shares outstanding (basic)	318.0	(1)	(1)	(1)	318.0
Average number of shares outstanding (diluted)	318.8	(1)	(1)	(1)	318.8
Average exchange rate, U.S. dollar to Canadian dollar	1.34	(1)	(1)	(1)	1.34
Average exchange rate, Euro to Canadian dollar	1.46	(1)	(1)	(1)	1.46
Average exchange rate, British pound to Canadian dollar	1.68	(1)	(1)	(1)	1.68
Fiscal 2023
Revenue	$933.3	993.2	1,020.3	1,256.5	4,203.3
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company	$1.7	44.5	78.1	98.4	222.7
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$0.01	0.14	0.25	0.31	0.70
Adjusted EPS	$0.06	0.19	0.28	0.35	0.88
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4
Average exchange rate, U.S. dollar to Canadian dollar	1.28	1.30	1.36	1.35	1.32
Average exchange rate, Euro to Canadian dollar	1.36	1.31	1.38	1.45	1.38
Average exchange rate, British pound to Canadian dollar	1.61	1.54	1.59	1.64	1.59
Fiscal 2022
Revenue	$752.7	814.9	848.7	955.0	3,371.3
Net (loss) income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company	$46.4	14.0	26.2	55.1	141.7
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.46
Diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Adjusted EPS	$0.19	0.17	0.19	0.29	0.84
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	1.27	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	1.42	1.46
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	1.70	1.71

(1) Not available.
CAE First Quarter Report 2024 I 23

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2023	2022
Revenue	2	$1,054.4	$933.3
Cost of sales		748.5	700.4
Gross profit		$305.9	$232.9
Research and development expenses		39.1	40.7
Selling, general and administrative expenses		139.7	145.1
Other (gains) and losses	3	(1.4)	(2.4)
Share of after-tax profit of equity accounted investees	2	(16.6)	(11.4)
Restructuring, integration and acquisition costs	4	15.0	21.5
Operating income		$130.1	$39.4
Finance expense – net	5	54.1	36.2
Earnings before income taxes		$76.0	$3.2
Income tax expense (recovery)		8.2	(0.5)
Net income		$67.8	$3.7
Attributable to:
Equity holders of the Company		$65.3	$1.7
Non-controlling interests		2.5	2.0
Earnings per share attributable to equity holders of the Company
Basic	6	$0.21	$0.01
Diluted	6	$0.20	$0.01

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

24 I CAE First Quarter Report 2024

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	2023	2022
Net income	$67.8	$3.7
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$(97.8)	$56.3
Net gain (loss) on hedges of net investment in foreign operations	27.5	(43.6)
Reclassification to income of gains on foreign currency exchange differences	(0.1)	(0.2)
Net gain on cash flow hedges	13.4	8.3
Reclassification to income of losses (gains) on cash flow hedges	0.6	(15.9)
Income taxes	(7.3)	3.5
	$(63.7)	$8.4
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(21.4)	$62.1
Income taxes	5.7	(16.5)
	$(15.7)	$45.6
Other comprehensive (loss) income	$(79.4)	$54.0
Total comprehensive (loss) income	$(11.6)	$57.7
Attributable to:
Equity holders of the Company	$(12.8)	$54.9
Non-controlling interests	1.2	2.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2024 I 25

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2023	2023
Assets
Cash and cash equivalents	$152.8	$217.6
Accounts receivable	617.1	615.7
Contract assets	676.1	693.8
Inventories	651.5	583.4
Prepayments	76.3	64.1
Income taxes recoverable	19.7	48.3
Derivative financial assets	18.0	12.1
Total current assets	$2,211.5	$2,235.0
Property, plant and equipment	2,394.3	2,387.1
Right-of-use assets	409.5	426.9
Intangible assets	3,986.2	4,050.8
Investment in equity accounted investees	535.3	530.7
Employee benefits assets	31.7	51.1
Deferred tax assets	151.8	125.1
Derivative financial assets	16.9	9.2
Other non-current assets	582.9	620.6
Total assets	$10,320.1	$10,436.5

Liabilities and equity
Accounts payable and accrued liabilities	$932.9	$1,036.7
Provisions	20.0	26.7
Income taxes payable	46.3	21.1
Contract liabilities	907.7	905.7
Current portion of long-term debt	208.0	214.6
Derivative financial liabilities	28.4	41.9
Total current liabilities	$2,143.3	$2,246.7
Provisions	18.0	20.1
Long-term debt	3,111.2	3,035.5
Royalty obligations	113.3	119.4
Employee benefits obligations	94.1	91.9
Deferred tax liabilities	77.7	129.3
Derivative financial liabilities	3.3	6.5
Other non-current liabilities	177.6	198.2
Total liabilities	$5,738.5	$5,847.6
Equity
Share capital	$2,247.6	$2,243.6
Contributed surplus	42.4	42.1
Accumulated other comprehensive income	104.8	167.2
Retained earnings	2,104.4	2,054.8
Equity attributable to equity holders of the Company	$4,499.2	$4,507.7
Non-controlling interests	82.4	81.2
Total equity	$4,581.6	$4,588.9
Total liabilities and equity	$10,320.1	$10,436.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
26 I CAE First Quarter Report 2024

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2023	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income	—	$—	$—	$—	$65.3	$65.3	$2.5	$67.8
Other comprehensive loss	—	—	—	(62.4)	(15.7)	(78.1)	(1.3)	(79.4)
Total comprehensive (loss) income	—	$—	$—	$(62.4)	$49.6	$(12.8)	$1.2	$(11.6)
Exercise of stock options	200,413	4.0	(0.6)	—	—	3.4	—	3.4
Equity-settled share-based payments expense	—	—	0.9	—	—	0.9	—	0.9
Balances as at June 30, 2023	318,106,703	$2,247.6	$42.4	$104.8	$2,104.4	$4,499.2	$82.4	$4,581.6

	Attributable to equity holders of the Company
Three months ended June 30, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$1.7	$1.7	$2.0	$3.7
Other comprehensive income	—	—	—	7.6	45.6	53.2	0.8	54.0
Total comprehensive income	—	$—	$—	$7.6	$47.3	$54.9	$2.8	$57.7
Exercise of stock options	645,277	13.2	(1.7)	—	—	11.5	—	11.5
Equity-settled share-based payments expense	—	—	3.3	—	—	3.3	—	3.3
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at June 30, 2022	317,669,400	$2,237.9	$40.2	$(23.6)	$1,824.9	$4,079.4	$74.7	$4,154.1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2024 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2023	2022
Operating activities
Net income		$67.8	$3.7
Adjustments for:
Depreciation and amortization	2	92.2	82.6
Share of after-tax profit of equity accounted investees		(16.6)	(11.4)
Deferred income taxes		(14.7)	(8.5)
Investment tax credits		2.2	(0.9)
Equity-settled share-based payments expense		0.9	3.3
Defined benefit pension plans		(1.4)	4.3
Other non-current liabilities		(2.4)	(5.3)
Derivative financial assets and liabilities – net		(8.4)	(3.5)
Other		10.8	3.4
Changes in non-cash working capital	7	(179.7)	(230.3)
Net cash used in operating activities		$(49.3)	$(162.6)
Investing activities
Property, plant and equipment expenditures	2	$(90.6)	$(73.9)
Proceeds from disposal of property, plant and equipment		3.4	4.0
Intangible assets expenditures	2	(39.8)	(25.4)
Net (payments to) proceeds from equity accounted investees		(12.7)	1.1
Dividends received from equity accounted investees		6.6	6.4
Other		—	(5.0)
Net cash used in investing activities		$(133.1)	$(92.8)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities		$(249.2)	$133.3
Proceeds from long-term debt	5	408.5	8.9
Repayment of long-term debt		(26.5)	(23.6)
Repayment of lease liabilities		(14.8)	(12.3)
Net proceeds from the issuance of common shares		3.4	11.5
Net cash provided by financing activities		$121.4	$117.8
Effect of foreign currency exchange differences on cash and cash equivalents		$(3.8)	$(2.5)
Net decrease in cash and cash equivalents		$(64.8)	$(140.1)
Cash and cash equivalents, beginning of period		217.6	346.1
Cash and cash equivalents, end of period		$152.8	$206.0

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

28 I CAE First Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 9, 2023.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world, deploying software-based simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through three segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions;
(ii)Defense and Security – A platform independent training and simulation solutions provider, preparing global defence and security forces for the mission ahead;
(iii)Healthcare – Provides healthcare students and clinical professionals integrated physical, digital and virtual education and training solutions, including interventional and imaging simulations, curricula, mixed-reality and digital learning, audiovisual debriefing solutions, centre management platforms and patient simulators.

CAE Inc. is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2023. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2023.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

New and amended standards adopted by the Company
Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amends IAS 12 - Income taxes to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. This amendment to IAS 12 was adopted by the Company in the first quarter of fiscal 2024 and the exception has been applied retrospectively but no adjustments to previously reported figures were required.

Certain other amendments to accounting standards were applied for the first time on April 1, 2023, but did not have a significant impact on the consolidated interim financial statements of the Company.

CAE First Quarter Report 2024 I 29

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2023.

NOTE 2 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Healthcare		Total
Three months ended June 30	2023	2022	2023	2022	2023	2022	2023	2022
External revenue	$540.3	$480.4	$471.7	$413.3	$42.4	$39.6	$1,054.4	$933.3
Depreciation and amortization	66.2	58.5	23.6	20.9	2.4	3.2	92.2	82.6
Impairment of non-financial assets – net	0.1	2.3	1.1	0.4	—	0.5	1.2	3.2
Share of after-tax profit of equity accounted investees	13.7	9.9	2.9	1.5	—	—	16.6	11.4
Operating income (loss)	105.6	75.4	22.7	(30.3)	1.8	(5.7)	130.1	39.4
Adjusted segment operating income (loss)	119.0	86.6	24.3	(21.2)	1.8	(4.5)	145.1	60.9

Reconciliation of adjusted segment operating income (loss) is as follows:

			Defense
	Civil Aviation		and Security		Healthcare			Total
Three months ended June 30	2023	2022	2023	2022	2023	2022	2023	2022
Operating income (loss)	$105.6	$75.4	$22.7	$(30.3)	$1.8	$(5.7)	$130.1	$39.4
Restructuring, integration and acquisition costs (Note 4)	13.4	11.2	1.6	9.1	—	1.2	15.0	21.5
Adjusted segment operating income (loss)	$119.0	$86.6	$24.3	$(21.2)	$1.8	$(4.5)	$145.1	$60.9

30 I CAE First Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended June 30
	2023	2022
Civil Aviation	$96.3	$83.8
Defense and Security	32.3	12.0
Healthcare	1.8	3.5
Total capital expenditures	$130.4	$99.3

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2023	2023
Assets employed
Civil Aviation	$5,852.0	$5,852.4
Defense and Security	3,441.7	3,436.2
Healthcare	297.5	310.1
Assets not included in assets employed	728.9	837.8
Total assets	$10,320.1	$10,436.5
Liabilities employed
Civil Aviation	$1,141.1	$1,142.0
Defense and Security	743.1	871.2
Healthcare	63.0	69.3
Liabilities not included in liabilities employed	3,791.3	3,765.1
Total liabilities	$5,738.5	$5,847.6

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended June 30
	2023	2022
Products	$353.6	$345.7
Training, software and services	700.8	$587.6
Total external revenue	$1,054.4	$933.3

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.
CAE First Quarter Report 2024 I 31

Notes to the Consolidated Interim Financial Statements

	Three months ended June 30
	2023	2022
External revenue
Canada	$112.5	$85.6
United States	516.6	497.1
United Kingdom	65.0	65.2
Rest of Americas	24.0	19.9
Europe	165.2	124.8
Asia	132.7	117.9
Oceania and Africa	38.4	22.8
	$1,054.4	$933.3

	June 30	March 31
	2023	2023
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,618.2	$1,641.2
United States	3,997.2	4,049.8
United Kingdom	383.7	383.9
Rest of Americas	199.3	180.8
Europe	965.1	982.4
Asia	488.8	519.8
Oceania and Africa	110.0	112.5
	$7,762.3	$7,870.4

NOTE 3 – OTHER (GAINS) AND LOSSES

	Three months ended June 30
	2023	2022
Net loss (gain) on foreign currency exchange differences	$1.9	$(2.5)
Settlement gain on annuity purchase transaction	(5.4)	—
Other	2.1	0.1
Other (gains) and losses	$(1.4)	$(2.4)

Settlement gain on annuity purchase transaction
In June 2023, the Company entered into an annuity purchase transaction in which the pension obligations associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer, in exchange for a payment of $163.5 million from the pension plan assets. As a result of this transaction, the Company recognized a settlement gain of $5.4 million in other gains and losses and a corresponding increase of the net employee benefits assets.

NOTE 4 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended June 30
	2023	2022
Integration and acquisition costs	$15.0	$16.7
Impairment of non-financial assets – net	—	2.3
Other costs	—	2.5
Total restructuring, integration and acquisition costs	$15.0	$21.5
For the three months ended June 30, 2023, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) amounted to $12.9 million (2022 – $ 6.4 million) and those related to the fiscal 2022 acquisition of L3Harris Technologies’ Military Training business (L3H MT) amounted to $1.3 million (2022 – $9.5 million).

32 I CAE First Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

NOTE 5 – DEBT FACILITIES AND FINANCE EXPENSE – NET
Unsecured senior notes
In June 2023, the Company completed a private offering of $400.0 million of unsecured senior notes, bearing interest at 5.541% per annum, payable in equal semi-annual instalments until maturity in June 2028. Concurrently, the Company entered into fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. The Company has designated the swap agreements as a hedge of its net investments in U.S. entities against foreign currency fluctuations.

Finance expense - net

	Three months ended June 30
	2023	2022
Finance expense:
Long-term debt (other than lease liabilities)	$39.7	$30.7
Lease liabilities	6.0	3.9
Royalty obligations	2.5	2.9
Employee benefits obligations	0.3	0.8
Other	11.3	2.9
Borrowing costs capitalized	(1.7)	(2.1)
Finance expense	$58.1	$39.1
Finance income:
Loans and investment in finance leases	$(2.7)	$(2.3)
Other	(1.3)	(0.6)
Finance income	$(4.0)	$(2.9)
Finance expense – net	$54.1	$36.2

Other finance expense
In May 2023, the Company recorded an interest expense of $3.2 million as a result of the tax court decision in connection with the Strategic Aerospace and Defence Initiative (SADI) program.

NOTE 6 – EARNINGS PER SHARE
Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended June 30
	2023	2022
Weighted average number of common shares outstanding	317,993,975	317,093,423
Effect of dilutive stock options	815,259	1,086,027
Weighted average number of common shares outstanding
for diluted earnings per share calculation	318,809,234	318,179,450

For the three months ended June 30, 2023, options to acquire 2,120,757 common shares (2022 – 2,229,865) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE First Quarter Report 2024 I 33

Notes to the Consolidated Interim Financial Statements

NOTE 7 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Three months ended June 30	2023	2022
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(9.6)	$(89.2)
Contract assets	3.1	(0.4)
Inventories	(64.7)	(40.2)
Prepayments	(16.4)	(15.9)
Income taxes	16.2	(4.5)
Accounts payable and accrued liabilities	(92.1)	(98.0)
Provisions	(6.5)	(5.0)
Contract liabilities	(9.7)	22.9
	$(179.7)	$(230.3)

Supplemental information:

Three months ended June 30	2023	2022
Interest paid	$36.9	$35.1
Interest received	4.0	3.0
Income taxes paid	13.8	8.5

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalty obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

34 I CAE First Quarter Report 2024

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2023		2023
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$152.8	$152.8	$217.6	$217.6
Equity swap agreements	Level 2	(14.5)	(14.5)	(11.8)	(11.8)
Forward foreign currency contracts	Level 2	0.3	0.3	(5.3)	(5.3)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	16.4	16.4	10.5	10.5
Forward foreign currency contracts	Level 2	1.0	1.0	(20.5)	(20.5)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	564.6	564.6	555.3	555.3
Investment in finance leases	Level 2	120.3	114.2	125.7	126.1
Advances to a portfolio investment	Level 2	10.8	10.8	10.7	10.7
Other assets(2)	Level 2	21.2	21.2	21.4	21.4
Accounts payable and accrued liabilities(3)	Level 2	(759.4)	(759.4)	(799.3)	(799.3)
Total long-term debt(4)	Level 2	(2,891.8)	(2,863.3)	(2,800.3)	(2,788.2)
Other non-current liabilities(5)	Level 2	(129.6)	(121.9)	(137.6)	(125.1)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,906.5)	$(2,876.4)	$(2,832.2)	$(2,807.2)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the three months ended June 30, 2023, there were no significant changes in level 3 financial instruments.

CAE First Quarter Report 2024 I 35